SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the Fiscal Year Ended December 31, 2001

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission File Number 0-1999

Full Title of Plan:

Kentucky Investors, Inc.,
and Affiliated Companies 401(K) Savings Plan and Trust Agreement

Name of issuer of the securities held pursuant to the plan and the address of its principal office:

Kentucky Investors, Inc., and
Investors Heritage Life Insurance Company
200 Capital Avenue, P. O. Box 717
Frankfort, Kentucky 40602

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the under-signed hereunto duly authorized.

KENTUCKY INVESTORS, INC., AND AFFILIATED
COMPANIES 401(K) SAVINGS PLAN AND
TRUST AGREEMENT

Date: June 24, 2002

BY: ______________________________
Harry Lee Waterfield II
Chairman of the Board, President
Kentucky Investors, Inc.

FINANCIAL STATEMENTS

Kentucky Investors, Inc. and Affiliated Companies 401(k) Savings Plan

For each of the three years in the period ended December 31, 2001
with Report of Independent Auditors

Kentucky Investors, Inc. and Affiliated Companies
401(k) Savings Plan

Audited Financial Statements

For each of the three years in the
period ended December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 2100
400 West Market Street
Louisville, Kentucky 40202

Phone: (502) 585-1400
Fax: (502) 584-4221
www.ey.com

Report of Independent Auditors

The Board of Directors
Kentucky Investors, Inc.

We have audited the accompanying statements of financial condition of the Kentucky Investors, Inc. and Affiliated Companies 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan at December 31, 2001 and 2000, and the income and changes in plan equity for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

April 19, 2002

Kentucky Investors, Inc. and Affiliated Companies
401(k) Savings Plan

Statements of Financial Condition

	December 31	
	2001	**2000**
Assets		
Investments in securities of participating employers–at fair value:		
Kentucky Investors, Inc. common stock–273,000 and 271,859 shares –cost $4,549,390 and $4,406,088 for 2001 and 2000, respectively	**$ 6,142,505**	$ 5,617,201
Cash	**44,663**	-
Plan Equity	**$ 6,187,168**	$ 5,617,201

See accompanying notes.

Kentucky Investors, Inc. and Affiliated Companies
401(k) Savings Plan

Statements of Income and Changes in Plan Equity

	Year ended December 31		
	2001	**2000**	**1999**
Investment income–dividends on common stock of participating employers	$ **100,971**	$ 95,219	$ 108,976
Contributions:			
Participating employers	**258,187**	218,041	203,228
Participants	**258,187**	218,041	203,228
	516,374	436,082	406,456
Distributions to participants	**(521,398)**	(86,928)	(25,730)
	95,947	444,373	489,702
Net appreciation (depreciation) in aggregate fair value of common stock investments	**474,020**	(648,100)	1,013,277
Net increase (decrease) in Plan equity	**569,967**	(203,727)	1,502,979
Plan equity at beginning of year	**5,617,201**	5,820,928	4,317,949
Plan equity at end of year	$ **6,187,168**	$ 5,617,201	$ 5,820,928

See accompanying notes.

Kentucky Investors, Inc. and
Affiliated Companies
401(k) Savings Plan

Notes to Financial Statements

December 31, 2000

1. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Kentucky Investors, Inc. and Affiliated Companies 401(k) Savings Plan (the Plan) are prepared on the accrual basis of accounting.

Valuation of Investments

Investments are stated at fair value based upon quoted bid prices on the last business day of the Plan year. Stock distributions are recorded on an average cost basis.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year financial statement amounts have been reclassified to conform with the current year presentation.

2. Description of the Plan

The Plan is a defined contribution plan that was established as an incentive to eligible employees of Kentucky Investors, Inc. (Kentucky Investors), Investors Heritage Life Insurance Company (Investors Heritage) and Investors Heritage Printing, Inc. (collectively, the Sponsoring Companies).

Prior to January 1, 1999, participants were given the option to invest their contributions and the matching employer contributions in either Kentucky Investors common stock or Investors Heritage common stock. After January 1, 1999 participants have the additional option of directing contributions to select mutual funds. A participant can change the election of future contributions semiannually.

2. Description of the Plan (continued)

Kentucky Investors and Investors Heritage entered into a share exchange agreement, which became effective December 31, 1999. Pursuant to the share exchange agreement, Investors Heritage stockholders, including the Plan, received 1.24 shares of Kentucky Investors stock in exchange for each share of Investors Heritage stock.

All employees completing 1,000 or more hours of service within the year are eligible to participate. Employees who meet the eligibility requirements and elect to participate are entitled to make voluntary contributions of 1 percent to 10 percent of eligible compensation. The applicable participating employer will then contribute an amount equal to the employee contributions if the selected investment option is Kentucky Investors stock. At its discretion, the participating employer may contribute an amount greater than the employee contributions, subject to certain limitations.

The Plan is administered by a committee appointed by the Board of Directors of Kentucky Investors and the Plan trustee is Farmers Bank and Capital Trust Company of Frankfort, Kentucky. Purchases of common stock by the trustee for the Plan may be made in open market transactions with unrelated parties or may be purchased directly from Kentucky Investors or Investors Heritage.

Each participant's account is credited with the participant's contributions and an allocation of (a) Employer contributions and (b) Plan earnings. In addition, each participant's account may be charged with an allocation of administrative expenses. Allocations are based on participant elective contributions or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts may be used to reduce future employer contributions at the discretion of the Sponsoring Companies. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participants are fully vested as to employee contributions. Participants are partially vested as to their share of employer contributions after two years of service and fully vested after six years. Participants who reach the normal retirement age while employed by the company also will be fully vested. On termination of service for death, disability or retirement, a participant may elect to receive either a lump-sum amount or monthly, quarterly or annual installments equal to the vested value of his or her account in the form of the Kentucky Investors securities allocated to their account. Prior to selling, or otherwise disposing of the stock, a former participant must first offer to sell it to the Sponsoring Companies at fair market value.

2. Description of the Plan (continued)

When an employee withdraws from the Plan, the nonvested portion of the participating employer's contributions is forfeited. If a terminated employee returns to employment within five years, the Plan would be required to reinstate the participant's account upon repayment of amounts previously distributed to the employee.

Although it has expressed no intention to do so, the Board of Directors of Kentucky Investors is authorized to amend or terminate the Plan at any time. Further, the Board of Directors of any of the sponsoring companies may, at any time, terminate the Plan with respect to the employees of that company. Should the Plan be terminated, each participant's account would become 100 percent vested.

More detailed information concerning the Plan may be found by consulting the *Summary Plan Description*.

3. Investment Options

The Plan provides for separate investment programs with separate funds. As of December 31, 2001 and 2000, all assets of the Plan were held in the Kentucky Investors Common Stock investment option. The detail of Plan income and changes in Plan equity by investment option is as follows:

For the year ended December 31, 2001:

	Kentucky Investors Common Stock	Investors Heritage Common Stock	Total
Investment income–dividends on stock of participating employers	$ 100,971	$ –	$ 100,971
Contributions:			
Participating employers	258,187	–	258,187
Participants	258,187	–	258,187
	516,374	–	516,374
Distributions to participants	(521,398)	–	(521,398)
	95,947	–	95,947
Net appreciation in aggregate fair value of common stock investments	474,020	–	474,020
Net increase in Plan equity	569,967	–	569,967
Plan equity at beginning of year	5,617,201	–	5,617,201
Plan equity at end of year	$ 6,187,168	$ –	$ 6,187,168

Kentucky Investors, Inc. and
Affiliated Companies
401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investment Options (continued)

For the year ended December 31, 2000:

	Kentucky Investors Common Stock	Investors Heritage Common Stock	Total
Investment income–dividends on stock of participating employers	$ 95,219	$ –	$ 95,219
Contributions:			
Participating employers	218,041	–	218,041
Participants	218,041	–	218,041
	436,082	–	436,082
Distributions to participants	(86,928)	–	(86,928)
	444,373	–	444,373
Net depreciation in aggregate fair value of common stock investments	(648,100)	–	(648,100)
Net decrease in Plan equity	(203,727)	–	(203,727)
Plan equity at beginning of year	5,820,928	–	5,820,928
Plan equity at end of year	$ 5,617,201	$ –	$ 5,617,201

3. Investment Options (continued)

For the year ended December 31, 1999:

	Kentucky Investors Common Stock	Investors Heritage Common Stock	Total
Investment income–dividends on stock of participating employers	$ 54,819	$ 54,157	$ 108,976
Contributions:			
Participating employers	153,704	49,524	203,228
Participants	153,704	49,524	203,228
	307,408	99,048	406,456
Distributions to participants	(11,317)	(14,413)	(25,730)
	350,910	138,792	489,702
Net appreciation (depreciation) in aggregate fair value of common stock investments	1,047,042	(33,765)	1,013,277
Net increase in Plan equity before interfund transfers	1,397,952	105,027	1,502,979
Interfund transfers due to Share Exchange	1,862,834	(1,862,834)	–
Net increase (decrease) in Plan equity	3,260,786	(1,757,807)	1,502,979
Plan equity at beginning of year	2,560,142	1,757,807	4,317,949
Plan equity at end of year	$5,820,928	$ –	$5,820,928

4. Income Tax Status

On June 29, 1993, the Internal Revenue Service (IRS) ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Subsequent to the receipt of this determination letter, the Plan was amended and restated to comply with various legal and other changes.

4. Income Tax Status (continued)

On February 28, 2002, the Plan applied for a determination letter with the IRS stating that the Plan remains qualified under the IRC. While the determination letter has not yet been received, Kentucky Investors believes that the Plan, as amended, remains qualified and, therefore, the related trust is tax exempt.

5. Transactions with Related Parties

The Plan has investments in common stock of Kentucky Investors.

Administrative expenses for the Plan have been paid by the sponsoring companies. The Plan is not charged for administrative services performed on its behalf by the participating employers.

6. Contributions

Contributions made by the Sponsoring Companies and their participating employees during the years ending December 31, 2001, 2000, and 1999 were as follows:

	Investors Heritage	Investors Heritage Printing, Inc.	Total
Year ended December 31, 2001			
Contributions:			
Participating employers	**$ 245,814**	**$ 12,373**	**$ 258,187**
Participants	**245,814**	**12,373**	**258,187**
Year ended December 31, 2000			
Contributions:			
Participating employers	$ 206,481	$ 11,560	$ 218,041
Participants	206,481	11,560	218,041
Year ended December 31, 1999			
Contributions:			
Participating employers	$ 191,850	$ 11,378	$ 203,228
Participants	191,850	11,378	203,228

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-46722-01) pertaining to the Kentucky Investors, Inc. and Affiliated Companies 401(k) Savings Plan of our report dated April 19, 2002, with respect to the financial statements of the Kentucky Investors, Inc. and Affiliated Companies 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Cincinnati, Ohio
June 21, 2002

Ernst & Young LLP